April 3, 2003



VIA  ELECTRONIC  MEDIA
----------------------

Securities and Exchange Commission
450 Fifth Street,  N.W.
Judiciary Plaza
Washington, D.C.  20549 - 0405

Attn:   H Roger Schwall
        Assistant  Director

        Re:   Apollo Gold Corporation
              Registration Statement on Form 10
              File No.  1-31593
              Filed February 4, 2003

Ladies  and  Gentlemen:

     Apollo Gold Corporation, a corporation formed under the laws of the Province of Ontario, Canada (the "Company"), hereby requests permission to withdraw our Registration Statement on Form 10 (the "Registration Statement"), filed pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") on February 4, 2003. We have requested such withdrawal in order to prepare a thorough response to comments raised in the Commission's letter of March 16, 2003; we anticipate re-filing the Registration Statement and submitting such response in the immediate future.

      Thank you for your ongoing assistance, and please contact the undersigned if you have any questions or comments regarding this matter.

                                             Very truly yours,

                                             APOLLO GOLD CORPORATION


                                             By:  /S/ R. Llee Chapman
                                                ---------------------------
                                                  R. Llee Chapman
                                                  Chief Financial Officer


cc:    Michael Pressman, Esq.
         Securities and Exchange Commission
       Donald Vagstad, Esq.
       Michael Hobart, Esq.
       James C. Chapman, Esq.
       Cathryn S. Gawne, Esq.
       Stephen W. Clinton, Esq.


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